UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2009

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

ANNOUNCEMENT

EXTRAORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

(Additional Information)

ATHENS, Greece –February 6, 2009 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, announces that during its Board of Directors’ meeting held today, and following the submitted resignations of its members Ilias Gounaris, Leonidas Korres, Georgios Bitros and Georgios Tzovlas, decided and elected four temporary new members, in replacement of the aforementioned resigned members, for the rest of their tenure and with the same capacity as follows:

1.

Mr. Κonstantinos Michalos, as independent non executive member, in replacement of Mr. Ilias Gounaris for a term that expires on the Date of the Annual General Assembly of Shareholders in 2010.

2.

Dr. Yannos Benopoulos, as independent non executive member in replacement of Mr. Leonidas Korres, for a term that expires on the Date of the Annual General Assembly of Shareholders in 2010.

3.

Dr. Copp Kevin, as non executive member in replacement of Mr Georgios Tzovlas, for a term that expires on the Date of the Annual General Assembly of Shareholders in 2010.

4.

Dr. Walter Martin, as non executive member, in replacement of Mr Georgios Bitros, for a term that expires on the Date of the Annual General Assembly of Shareholders in 2009.

Also the Board of Directors held an inaugural meeting and now comprises of:

Panagis Vourloumis

Chairman and CEO, executive member

Haralambos Dimitriou

Vice-Chairman, non-executive member

Hamid Akhavan

Non-executive member

Dr. Kevin Copp

Non-executive member

Dr. Karl-Gerhard Eick

Non-executive member

Dr. Walter Martin

Non-executive member

Leonidas Evangelidis

Non-executive member, Independent

Kostantinos Michalos

Non-executive member

, Independent

Xeni Skorini

Non-executive member, Independent

Dr. Yannos Benopoulos

Non-executive member, Independent

Panagiotis Tabourlos

Non-executive member, Independent

CVs of New Members

Κonstantinos Michalos

Mr Konstantinos Michalos was born in 1960. He studied Finance and Political Science at the University of Essex in Great Britain and holds a postgraduate degree on Financial Applications from London School of Economics & Political Science.  He is President of the Athens Chamber of Commerce and Industry (ACCI).  Moreover, since 1988 he has been Chairman and CEO of the industrial exporting company SWAN S.A. based in Attica. From 1993 to 2005 he was an elected member of the Board of ACCI and from 1998 to 2002 he served as Treasurer at ACCI.  During the period of 2004-2005 he served as Senior Adviser at the Ministry of Development.

From 2005 to 2006 he was Secretary General of the Ministry of Economy & Finance. In 2007 he was elected as a member of the Board of Directors of PPC S.A. (Public Power Corporation).

Dr. Martin Walter

Dr. Martin Walter was born in 1958, in Castrop-Rauxel, Germany. He holds a diploma in Physics (1984) and a diploma in Business Administration (1989). During the period of 1989-1993 he worked for Thyssen-Krupp AG, as Controller. Since 1993 he has been working for Deutsche Telkom AG, in different positions. He has served as Head of Controlling and his present position at Deutsche Telekom is Chief Compliance Officer.

Dr. Yannos Benopoulos

Mr. Yannos V. Benopoulos was born in 1965 in Athens. He studied Economics in USA and holds a bachelor degree from the Clark University (1986) and a doctorate diploma from the Columbia University (1991), specialized in the fields of Industrial Organization, Economic Theory and Economic Strategy and Development. In 1994 he established "Coffee Connection A.B.E.E.", a company of coffee production and trading and for many years was the Chairman and CEO of the Group which now manages the firms "Coffeeway", "Brazita", "Street Cafe" and "Via Espresso". Since 1999 to 2006 he was a member of the Board of Directors of SELPE (Hellenic Retail Business Association). From September 2006 until October 2007 he served as General Secretary for Commerce at the Ministry of Development. From October 2007 until July 2008 he was Chairman and CEO of "Olympic Airways". From July 2008 to date, he has been Chairman and CEO of "Pantheon Airways".

Dr. Kevin Copp

Mr Kevin Copp (43) has been with Deutsche Telekom since 1995 and is currently Senior Executive Vice President, Head of Mergers & Acquisitions of Deutsche Telekom responsible for the Group’s corporate development activities worldwide. Prior to that he was Head of International Legal Affairs of Deutsche Telokom. Mr. Copp holds a Juris Doctor degree from Catholic University in Washington D.C. and a Bachelor of Arts in Foreign Languages from West Chester University, Pennsylvania.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and most recently in Romania.  At present, companies in which OTE Group has an equity interest employ approximately 34,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis- Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos - Senior Financial Analyst, Investor Relations

Tel: +30 210 611 7593, Email:  npapagiannakopoulos@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Christina Hadjigeorgiou - Financial Analyst

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Eleni Agoglossaki- Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Dimitris Tsatsanis-Financial Analyst

Tel: +30 210 6118071, Email: dtsatsanis@ote.gr

Eftychia Tourna- Communications & Regulatory Affairs Officer

Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Sofia Ziavra- Financial Analyst

Tel: +30 210 6118190, Email: sziavra@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2007 filed with the SEC on June 24, 2008. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: February 6, 2009

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer